Contact

www.linkedin.com/in/brad-pettijohn-1180938 (LinkedIn)

Top Skills

Board of Directors
Sales & Marketing
Accounting

Brad Pettijohn

Owner, 76/Circle K
Corona

Experience

Woodcrest 76/Circle K

Owner
January 2018 - Present (4 years 6 months)
Riverside, California, United States

Arco AM/PM

Owner
- January 2022

Education

California State Polytechnic University-Pomona

· (1991 - 1994)